CONSULTING AGREEMENT

This Consulting Agreement (this "Agreement")is entered and effective as of December 10, 2017 (the "Effective Date"), by and between Oroplata Resources, Inc. 930 Tahoe Blvd, Suite 802-16 Incline Village, NV 89451 (the "Company") and Willian Hunter ("Board Member" and together with the Company, the "Parties.").

RECITALS

A.The Company has requested that Board Member provide certain consulting services to the Company and Board Member has agreed to provide such services.

B.The Parties would like to enter into this Agreement to define the Parties' rights and obligations under which Board Member shall provide consulting services to the Company.

NOW, THEREFORE, in consideration of the mutual promises of the parties hereto and of other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereto agree as follows:

ARTICLE 1.

CONSULTING POSITION AND DUTIES

1.1Consulting Position. Board Member agrees to serve as a Board Member for the Company, on the terms and conditions set forth below.

1.2Term. This Agreement shall begin on the Effective Date continue for a three year period or until terminated by either Party pursuant to Article 3 (the "Term").

1.3Duties. Board Member agrees to undertake and perform all duties and services set forth on Exhibit A to this Agreement (the "Services"). Board Member shall perform the Services herein faithfully, diligently, to the best of Board Member's ability, and in the best interests of the Company.

1.4Policies. The Board Member shall adhere to and comply with the policies and procedures adopted by the Company, as amended from time to time, and the laws, regulations, policies and industry standards of all applicable regulatory agencies, stock exchanges and security commissions.

1.5Independent Contractor. Board Member's relationship with Company shall be that of an independent contractor and not that of an employee. Board Member shall not be entitled to any compensation for the performance of the services other than as set forth in this Agreement.

(a)Board Member acknowledges and agrees that except as specifically set forth in this Agreement, Board Member shall not be eligible for any Company employee benefits and, to the extent Board Member otherwise would be eligible for any Company employee benefits but for the express terms of this Agreement, Board Member (on behalf of himself and any of his employees) hereby expressly declines to participate in such Company employee benefits.

(b)Board Member shall have full responsibility for applicable withholding taxes for all compensation paid to Board Member under this Agreement, and for compliance with all applicable labor and employment requirements with respect to Board Member's self employment Board Member agrees to indemnify, defend, and hold Company harmless from any liability for, or assessment of, any claims or penalties with respect to such withholding taxes, labor or employment requirements, including any liability for, or assessment of, withholding taxes imposed on Company by the relevant taxing authorities with respect to any compensation paid to Board Member.

ARTICLE 2.

COMPENSATION

2.1Consulting Payments. The Company shall pay to the Board Member, as remuneration of his services, monthly consulting payments as set forth on Exhibit A.

2.2Bonuses. Any bonuses that the Board Member shall be entitled to, if any, shall be listed on Exhibit A. Unless stated explicated otherwise, all bonuses shall only be as approved by the Board of Directors of the Company in their sole and absolute discretion.

2.3Equity Compensation Plan. The Board Member shall be eligible to participate in the Company' s equity compensation plan, if any; only to the extent such eligibility is set forth in Exhibit A. To the extent applicable, any options to acquire shares of the Company granted to the Board Member shall be granted under, and be subject to, the terms and conditions of the equity compensation plan and be evidenced by the terms of a equity compensation agreement entered into between the Company and Board Member.

2.4Reimbursement for Business Expenses. During the term of this Agreement, the Company shall reimburse the Board Member for all reasonable traveling and other expenses actually, properly and necessarily incurred by the Board Member in connection with the performance of the Board Member's duties hereunder in accordance with the policies set from time to time by the Company, in its sole discretion. Expenses over $500 in any calendar month must be preapproved by the Company in writing prior to their incurrence. The Board Member shall furnish such receipts, vouchers or other evidence as are required by the Company to substantiate such expenses.

ARTICLE 3.

TERMINATION

3.1Termination. Either party shall have the right to terminate this Agreement upon written notice, with or without " Cause" (as defined below), before the expiration of the Term. Whatever the circumstances of the termination may be, Executive shall continue to be bound after termination by Articles 5, 6, 7, and 8 of this Agreement. Except as set forth in Section 3.2, any compensation accrued and or due to be paid under this 3-year agreement shall survive termination of this agreement. Executive acknowledges that the Company has made no promise to Executive that he will be retained for any particular amount of time and that the Company may terminate Executive's services for any reason whatsoever. The date of any termination pursuant to this Section 3.1 shall be referred to as the "TerminationDate".

3.2Termination for Cause. If this Agreement is terminated for Cause, Executive shall forfeit any cash, equity compensation or bonus compensation not already received by Executive or not already vested as of the Termination Date.

3.3Cause. For purposes of this Agreement, "Cause" shall mean the following (i) Executive's commission of an act of fraud, theft or dishonesty against the Company; (ii) the arrest of Executive for any act involving dishonest conduct; (iii) willful or wanton misconduct, recklessness, or gross negligence by Executive in the performance of the Services; (iv) if Executive is determined to have a "bad actor" disqualification as set forth in Rule 506(d) of Regulation D under the Securities Act of 1933, (v) a breach by Executive of any obligation of his this Agreement, and (vi) unwillingness of the Executive to perform the Services continuing for a period of five (5) business days after notice to Executive.

ARTICLE 4.

NON-SOLICITATION AND NON-COMPETE

4.1Non-Solicitation of Employees. So long as Board Member is rece1vmg consulting payments from the Company and one year following such time, Board Member shall not directly or indirectly solicit for employment or for independent contractor work any employee of the Company or its affiliates, and shall not encourage any such employee to leave the employment of the Company or its affiliates.

4.2Non-Compete. Board Member agrees that so long that Board Member is receiving consulting payments from the Company, Board Member will not be an employee, agent, director, owner, partner, Board Member, financial backer, creditor or otherwise directly or indirectly be connected with or provide services to or participate in the management, operation or control of any Company which is in direct competition to the Company.

ARTICLE 5.

CONFIDENTIALITY

5.1Nondisclosure. Board Member acknowledges that in the course of providing services to the Company, Board Member will have access to confidential information. Confidential information includes, but is not limited to, information about either the Company' s clients, the terms and conditions under which the Company or its affiliates deals with clients, pricing information for the purchase or sale of assets, customer lists, research materials, manuals, computer programs, formulas for analyzing asset portfolios, techniques, data, marketing plans and tactics, technical information, lists of asset sources, the processes and practices of the Company, all information contained in electronic or computer files, all financial information, salary and wage information, and any other information that is designated by the Company or its affiliates as confidential or that Board Member knows is confidential, information provided by third parties that the Company or its affiliates are obligated to keep confidential, and all other proprietary information of the Company or its affiliates. Board Member acknowledges that all confidential information is and shall continue to be the exclusive property of the Company or its affiliates, whether or not prepared in whole or in part by Board Member and whether or not disclosed to or entrusted to Board Member in connection with service for the Company. Board Member agrees not to disclose confidential information, directly or indirectly, under any circumstances or by any means, to any third persons without the prior written consent of the Company. Board Member agrees that he will not copy, transmit, reproduce, summarize, quote, or make any commercial or other use whatsoever of confidential information, except as may be necessary to perform work done by Board Member for the Company. Board Member agrees to exercise the highest degree of care in safeguarding confidential information against loss, theft or other inadvertent disclosure and agrees generally to take all steps necessary or requested by the Company to ensure maintenance of the confidentiality of the confidential information.

5.2Exclusions. Section 5.1 shall not apply to the following information: (a) information now and hereafter voluntarily disseminated by the Company to the public or which otherwise becomes part of the public domain through lawful means; (b) information already known to Board Member as documented by written records which predate the Effective Date; (c) information subsequently and rightfully received from third parties and not subject to any obligation of confidentiality; and (d) information independently developed by Board Member after termination of his services.

5.3Subpoenas; Cooperation in Defense of the Company. If Board Member, during the Term or thereafter, is served with any subpoena or other compulsory judicial or administrative process calling for production of confidential information or if Board Member is otherwise required by law or regulation to disclose confidential information, Board Member will immediately, before making any such production or disclosure, notify the Company and provide it with such information as may be necessary for the Company to take such action as the Company deems necessary to protect its interests. Board Member agrees to cooperate reasonably with the Company, whether during the Term or thereafter, in the prosecution or defense of all threatened claims or actual litigation in which the Company is or may become a party, whether now pending or hereafter brought, in which Board Member has knowledge of relevant facts or issues. Board Member shall be reimbursed for his reasonable expenses for travel time due to cooperating with the prosecution or defense of any litigation for the Company.

5.4Disclosure of and/or Trading on Material Nonpublic Information. Board Member acknowledges that Company is a public company and that in performing the Services he may have access to material nonpublic information. Information is material if there is a substantial likelihood that a reasonable investor would consider it important in deciding whether to buy, hold or sell a security. Nonpublic information is information that is not generally known or available to the public. Board Member agrees not to discuss any material nonpublic information with any third parties and to refrain from buying or selling any securities based on any material nonpublic information learned in performing the Services unless such disclosure or trading is permitted under applicable state and federal securities laws.

5.5Confidential Proprietary and Trade Secret Information of Others. Board Member represents that he has disclosed to the Company any agreement to which Board Member is or has been a party regarding the confidential information of others and Board Member understands that Board Member's execution of this Agreement with the Company will not require Board Member to breach any-such agreement. Board Member will not disclose such confidential information to the Company nor induce the Company to use any trade secret or proprietary information received from another under an agreement or understanding prohibiting such use or disclosure.

5.6No Unfair Competition. Board Member hereby acknowledges that the sale or unauthorized use or disclosure of any of the Company's confidential material obtained by Board Member by any means whatsoever, at any time before, during, or after the Term shall constitute unfair competition. Board Member shall not engage in any unfair competition with the Company or its affiliates either during the Term, or at any time thereafter.

5.7Remedies. The Company shall have all remedies in law and equity against Board Member (including special and consequential damages) for damages to the Company caused by the violations of Articles 4 or 5.

ARTICLE 6.

COMPANY'S OWNERSHIP IN BOARD MEMBER'S WORK

6.1Company's Ownership. Board Member agrees that all inventions, discoveries, improvements, trade secrets, formulae, techniques, processes, and know-how, whether or not patentable, and whether or not reduced to practice, that are conceived or developed during the Term, either alone or jointly with others, if on the Company's time, using the Company's equipment, supplies, facilities, or trade secret information or relating to the Company shall be owned exclusively by the Company, and Board Member hereby assigns to the Company all Board Member's right, title, and interest in all such intellectual property. The Board Member agrees that the Company shall be the sole owner of all domestic and foreign patents or other rights pertaining thereto, and further agrees to execute all documents that the Company reasonably determines to be necessary or convenient for use in applying for, prosecuting, perfecting, or enforcing patents or other intellectual property rights, including the execution of any assignments, patent applications, or other documents that the Company may reasonably request. This provision is intended to apply only to the extent permitted by applicable law.

6.2Ownership of Copyrights. Board Member agrees that all original works of authorship not otherwise within the scope of Section 6.1 that are conceived or developed during Board Member's engagement with the Company, either alone or jointly with others, if on the Company's time, using Company's facilities, or relating to the Company shall be owned exclusively by the Company, and Board Member hereby assigns to the Company all of Board Member's right, title, and interest in all such original works of authorship. Board Member agrees that the Company shall be the sole owner of all rights pertaining thereto, and further agrees to execute all documents that the Company reasonably determines to be necessary or convenient for establishing in Company's name the copyright to any such original works of authorship. Board Member shall claim no interest in any inventions, copyrighted material, patents, or patent applications unless Board Member demonstrates that any such invention, copyrighted material, patent, or patent application was developed before he began providing any services for Company. This provision is intended to apply only to the extentpermitted by applicable law.

6.2Ownership of Records. Any written record that Board Member may maintain of inventions, discoveries, improvements, trade secrets, formulae, processes, or know-how, whether or not patentable and whether or not reduced to practice, and any such records relating to original works of authorship made by Board Member, alone or jointly with others, in the course of Board Member's engagement with the Company shall remain the property of the Company. Board Member shall furnish the Company any and all such records immediately upon request.

6.3Ventures. If Board Member, during engagement with the Company, is engaged in or associated with the planning or implementation of any project, program, or venture involving the Company and any third parties, all rights in the project, program, or venture shall belong to the Company, and Board Member shall not be entitled to any interest therein or to any commission, finder's fee, or other compensation in connection therewith other than the compensation to be paid to Board Member as provided in this Agreement.

6.4Return of Company's Property and Materials. Upon termination of Board Member's services with the Company, Board Member shall deliver to the Company all Company property and materials that are in Board Member's possession or control, including all of the information described as confidential information in Section 5.1 of this Agreement and including all other information relating to any inventions, discoveries, improvements, trade secrets, formulae, processes, know-how, or original works of authorship of the Company.

ARTICLE 7.

INDEMNIFICATION

7.1By the Company. The Company agrees to indemnify and hold harmless the Board Member with respect to any liability (and actions in respect thereof) incurred by the Board Member by virtue of the performance of the Services hereunder and shall reimburse the Board Member for any legal or other expenses reasonably incurred in connection with investigating or defending any such liability or action, provided that the Company shall have the right to control the defense of any claim giving rise to such liability and no such claim shall be settled without the consent of the Company. The foregoing provisions shall survive termination of this Agreement and any investigation with respect thereto by any party hereto and shall not apply to any such losses, claims, related expenses, damages or liabilities arising out of or in connection with the Board Member' s willful misconduct, fraud, negligence or material breach of this Agreement.

7.2By the Board Member. The Board Member agrees to indemnify and hold harmless the Company (including each of its directors, officers, employees, partners and agents) with respect to any liability (and actions in respect thereof) incurred by Company by virtue of reckless, negligent or intentional misconduct of the Board Member and shall reimburse the Company for any legal or other expenses reasonably incurred in connection with investigating or defending any such liability or action. The foregoing provisions shall survive termination of this Agreement and any investigation with respect thereto by any party hereto.

ARTICLE 8.

ARBITRATION

Except for disputes, controversies, or claims or other actions seeking injunctive or equitable relief, which may be brought before any court having jurisdiction, any controversy, dispute, or claim ("Claim") whatsoever between Board Member on the one hand, and the Company, or any of its affiliated entities or any of its employees, officers, directors, agents, and representatives of the Company or its affiliated entities on the other hand, shall be settled by binding arbitration, at the request of either party, under the rules of the American Arbitration Association. The arbitrator shall be a retired federal or state judge with at least ten year experience as a judge. The arbitrator shall apply Nevada law. The demand for arbitration must be in writing and made within the applicable statute of limitations period. The arbitration shall take place in Reno, Nevada. The parties shall be entitled to conduct reasonable discovery, including conducting depositions and requesting documents. The arbitrator shall have the authority to resolve discovery disputes, including but not limited to determining what constitutes reasonable discovery. The arbitrator shall prepare in writing and timely provide to the parties a decision and award which includes factual findings and the reasons upon which the decision is based.

The decision of the arbitrator shall be binding and conclusive on the parties, except as may otherwise be required by law. Judgment upon the award rendered by the arbitrator may be entered in any court having proper jurisdiction. Each party shall bear its or his own fees and costs incurred in connection with the arbitration, except that the arbitrator may award attorneys' fees and costs in accordance with applicable law.

Both the Company and Board Member understand and agree that by using arbitration to resolve any Claims between Board Member and the Company (or its affiliates) they are giving up any right that they may have to a iudge or iury trial with regard to those Claims.

ARTICLE 9.

MISCELLANEOUS

9.1Entire Agreement. This agreement between Board Member and the Company constitutes the entire agreement between the parties with respect to the matters referenced herein.

9.2Amendments. The agreement can be modified only by a written instrument executed by Board Member and Company or its successor on behalf of the Company.

9.3Disqualification. Board Member represents and warrants to the company that Board Member does not have any "bad actor" disqualification set forth in Rule 506 (d) of Regulation D under the Securities Act of 1933. Board Member acknowledges that Board Member's representation set forth in this Section 9.3 was a condition precedent to the Company entering into this Agreement.

9.4Severable Provisions. The provisions of this Agreement are separate and distinct, and if any provisions are determined to be unenforceable in whole or in part, the remaining provisions, and the enforceable parts of any partially unenforceable provisions, shall nevertheless be enforceable.

9.5Surviving Terms. The provisions of Articles 5, 6, 7, 8, and Section 9.8 shall survive the Term of this Agreement and the termination of Board Member's services.

9.6Successors and Assigns. The Company may assign its rights and delegate its duties under this Agreement. Board Member may assign his rights under this Agreement only with the Company's prior written consent. Board Member may not delegate his duties.

9.7Resignation from Positions with the Company. The termination of the Board Member's services for the Company for any reason shall, without any further action on the part of the Board Member, constitute the Board Member's resignation from any board, or officer position the Board Member has with the Company and any of its affiliates, which resignation shall be effective as of the Board Member's last day of providing services.

9.8Cooperation. From and after the termination of Board Member's services for the Company, the Board Member agrees, upon the Company's request, to reasonably cooperate in any investigation, litigation, arbitration or regulatory proceeding regarding events that occurred during the time that Board Member is retained by the Company or its affiliates. The Board Member will make himself reasonably available to consult with Company's counsel, to provide information and to appear to give testimony. The Company will, to the extent permitted by law, reimburse the Board Member for any reasonable out-of-pocket expenses that the Board Member incurs in extending such cooperation, so long as the Board Member provides the Company with advance written notice of the Board Member's request for reimbursement and provides satisfactory documentation of the expenses.

9.9Governing Law. Regardless of the choice of law provisions of Nevada or of any other jurisdiction, Nevada law shall in all respects govern the validity, construction, and interpretation of this Agreement.

9.10Headings . Section and subsection headings do not constitute part of this Agreement. They are included solely for convenience and reference, and they in no way define, limit, or describe the scope of this Agreement or the intent of any of its provisions.

9.11Integration. This Agreement together with any exhibits or schedules attached hereto, including any documents expressly incorporated into it by the terms of this Agreement, constitutes the entire agreement between the parties and supersedes all prior oral and written agreements, understandings, negotiations, and discussions relating to the subject matter of this Agreement. With this Agreement the parties rescind any previous agreements or arrangements between themselves. Any supplement, modification, waiver, or termination of this Agreement is valid only if it is set forth in writing and signed by both parties. The waiver of any provision of this Agreement shall not constitute a waiver of any other provisions and, unless otherwise stated, shall not constitute a continuing waiver.

9.12Notice. Any notice or other communication required or permitted under this Agreement shall be in writing to the address set forth on Exhibit A and shall be deemed to have been given (i) if personally delivered, when so delivered, (ii) if mailed, one week after having been placed in the United States mail, registered or certified, postage prepaid, addressed to the party to whom it is directed at the address listed below or (iii) by national overnight delivery service upon receipt In order for a party to change its address or other information for the purpose of this section, the party must first provide notice of that change in the manner required by this section.

9.13Advice of Counsel. The Parties each agree and represent that they (i) have had advice of counsel of their choosing or had the opportunity of obtaining advice of counsel, in the negotiation and the preparation of this Agreemen,t (ii) have read this Agreement, and (iii) are fully aware of the contents and legal effect of the this Agreement.

9.14Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(Signature page immediately follows)

IN WITNESS WHEREOF. the parties have caused this Board Member ,¼n:emc:nt to be duly executed by their respective authorized representative as of the Effective Date.

"COMPANY":	"BOARD MEMBER":
Oroplata Resources, Inc.	William Hunter

By:	By:
Name:	Name:
Title:	Title:

EXHIBIT A

A.Services. Board Member shall perform such duties and exercise such powers as are usually performed by a Board Member of the Company (the "Services").

B.Monthly Consulting Payments. Board Member shall be entitled to receive $5,000 per month as compensation (the "Monthly Compensation") for performing the Services retroactive to October 1, 2017. The Company may, at its election, pay the $5,000 per month consulting fee in S-8 stock valued at 50% of the stock price of the Company at the date of the grant.

C.Stock Compensation. In addition to the Monthly Compensation, the Company shall make the following grants of restricted common stock to Board Member:

1.Two million shares upon execution of this Agreement.

2.One million shares on each of October 1, 2018 and October 1, 2019 provided that Board Member is still a member of the Board and providing the Services on such respective dates.

3.Each of the grants above shall be rescinded if Board Member resigns from the Board within six months of each such grant or in the event that a majority of the Board of Directors (excluding Board Member) determines during that six month period that Board Member has been negligent in providing the Services.

D.Bonus Compensation. Board Member shall earn and be paid 3% of the value (cash or stock) received by the Company upon any of the following events:

•Capital raised by the Company without the use of any brokers or investment banks;

•Mergers, acquisitions and or mining claim acquisitions made by the Company;

•Outright sale of the Company; and

•Claw-back of previously issued shares from former officers and directors.

E.Addresses. For purposes of notice under this Agreementthe addresses of the Company and Board Member are as follows:

Company:Oroplata Resources, Inc.

930 Tahoe Blvd, Suite 802-16

Incline Village, NV 89451

Attn: Doug Cole, CEO

Board Member:William Hunter

19 Treadwell Avenue

Westport CT 06880